UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72063 / May 1, 2014

Admin. Proc. File No. 3-15686

In the Matter of

ADVANCED PIPE FITTING TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Advanced Pipe Fitting Technologies, Inc., and the
Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Advanced Pipe Fitting Technologies, Inc. The order
contained in that decision is hereby declared effective. The initial decision ordered that, pursuant
to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of
registered securities of Advanced Pipe Fitting Technologies, Inc., is hereby revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                        Lynn M. Powalski
                                        Deputy Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Advanced Pipe Fitting Technologies, Inc.,* Initial Decision Rel. No. 578 (Mar. 19, 2014),
108 SEC Docket 10, 2014 WL 1050289. The stock symbol and Central Index Key number for
Advanced Pipe Fitting Technologies, Inc., are: ADVP and 1478490.

INITIAL DECISION RELEASE NO. 578
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15686

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADVANCED PIPE FITTING TECHNOLOGIES INC.	INITIAL DECISION ON DEFAULT March 19, 2014

APPEARANCES:	David S. Frye, Division of Enforcement, Securities and Exchange Commission
BEFORE:	Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on January 24, 2014, alleging that Advanced Pipe Fitting Technologies, Inc. (Advanced Pipe Fitting), has securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), has not filed required periodic reports, and thus is in violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

The Declaration of David S. Frye to Assist Secretary with Record of Service filed by the Division of Enforcement (Division) on January 30, 2014, established that the OIP was served on Advanced Pipe Fitting on January 25, 2014. Advanced Pipe Fitting was required to answer within ten days after service of the OIP, or by February 7, 2014. See OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). As of the date of this Order, Respondent has not filed an Answer. Advanced Pipe Fitting did not participate in the prehearing conference on February 24, 2014, and has not contacted the Division about this proceeding. Tr. 3.

Advanced Pipe Fitting is in default because it did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to Advanced Pipe Fitting. See 17 C.F.R. § 201.155(a).

Findings of Fact

Advanced Pipe Fitting, stock symbol "ADVP," Central Index Key No. 1478490, is a revoked Nevada corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Pipe Fitting is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $4,525 for the prior nine months. As of January 16, 2014, the common shares of Advanced Pipe Fitting were quoted on OTC Link operated by OTC Markets Group Inc., had four market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Advanced Pipe Fitting has failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Advanced Pipe Fitting has failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Advanced Pipe Fitting's failure to file timely annual and quarterly reports has resulted in violations of Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. <u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977). Advanced Pipe Fitting's violations are recurrent in that it has repeatedly failed to file periodic reports for over two and a half years. <u>See</u> <u>Impax Lab., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Advanced Pipe Fitting is culpable because it knew, or should have known, of its obligation to file periodic reports. <u>See</u> 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); <u>Robert L. Burns</u>, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Advanced Pipe Fitting forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Advanced Pipe Fitting's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Advanced Pipe Fitting Technologies Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. <u>See</u> 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

_____
Brenda P. Murray
Chief Administrative Law Judge